



CHASE

JPMorgan Chase Bank, N.A.
P O Box 182051
Columbus, OH 43218 - 2051

September 01, 2021 through September 30, 2021
Primary Account: **000000717830126**

CUSTOMER SERVICE INFORMATION

Web site:	**www.Chase.com**
Service Center:	**1-877-425-8100**
Deaf and Hard of Hearing:	1-800-242-7383
Para Espanol:	1-888-622-4273
International Calls:	1-713-262-1679

00442078 DRE 802 219 27421 NNNNNNNNNNN 1 000000000 64 0000
HOSPITALITY MULTIPLE LLC
453 OLD SLEEPY HOLLOW RD
PLEASANTVILLE NY 10570

04420780201000000022

CONSOLIDATED BALANCE SUMMARY

ASSETS

Checking & Savings	ACCOUNT	BEGINNING BALANCE THIS PERIOD	ENDING BALANCE THIS PERIOD
Chase Platinum Business Checking	000000717830126	$50,407.30	$50,589.23
Chase Business Premier Savings	000003872200812	86,916.55	49,718.32
Total		**$137,323.85**	**$100,307.55**
TOTAL ASSETS		**$137,323.85**	**$100,307.55**

CHASE PLATINUM BUSINESS CHECKING

HOSPITALITY MULTIPLE LLC

Account Number: 000000717830126

CHECKING SUMMARY

	INSTANCES	AMOUNT
Beginning Balance		**$50,407.30**
Deposits and Additions	2	11,000.00
Electronic Withdrawals	8	-10,818.07
Ending Balance	**10**	**$50,589.23**

Your Chase Platinum Business Checking account provides:

- No transaction fees for unlimited electronic deposits (including ACH, ATM, wire, Chase Quick Deposit)
- 500 debits and non-electronic deposits (those made via check or cash in branches) per statement cycle
- $25,000 in cash deposits per statement cycle
- Unlimited return deposited items with no fee

There are additional fee waivers and benefits associated with your account – please refer to your Deposit Account Agreement for more information.



DEPOSITS AND ADDITIONS

DATE	DESCRIPTION	AMOUNT
09/13	Online Transfer From Mma ...0812 Transaction#: 12576962084	$3,000.00
09/24	Online Transfer From Mma ...0812 Transaction#: 12658121670	8,000.00
Total Deposits and Additions		**$11,000.00**

ELECTRONIC WITHDRAWALS

DATE	DESCRIPTION	AMOUNT
09/03	Orig CO Name:Venmo Orig ID:3264681992 Desc Date:210902 CO Entry Descr:Payment Sec:Web Trace#:091000016172445 Eed:210903 Ind ID:1015537171863 Ind Name:Ronald Parker Trn: 2466172445Tc	$475.00
09/03	Zelle Payment To Yuxi Liu 12520619699	2,000.00
09/10	Orig CO Name:Paychex-Hrs Orig ID:2555124166 Desc Date: CO Entry Descr:Hrs Pmt Sec:CCD Trace#:021000023267184 Eed:210910 Ind ID:38160323 Ind Name:Ronald D Parker Trn: 2533267184Tc	40.00
09/13	09/12 Online Transfer To Chk ...8528 Transaction#: 12576975023	300.00
09/14	Orig CO Name:Verizon Wireless Orig ID:7223344794 Desc Date:210914 CO Entry Descr:Payments Sec:PPD Trace#:021000023806367 Eed:210914 Ind ID: Ind Name:0000000058949092000001 Trn: 2573806367Tc	85.45
09/24	09/24 Payment To Chase Card Ending IN 3607	7,475.59
09/27	Orig CO Name:Venmo Orig ID:3264681992 Desc Date:210924 CO Entry Descr:Payment Sec:Web Trace#:091000012830079 Eed:210927 Ind ID:1015910246048 Ind Name:Ronald Parker Trn: 2702830079Tc	255.00
09/27	Orig CO Name:Allied Delta MA Orig ID:E941713371 Desc Date:210924 CO Entry Descr:Billpay Sec:CCD Trace#:122000497388427 Eed:210927 Ind ID:B2124418180915 Ind Name:Hospitality Multiple Trn: 2707388427Tc	187.03
Total Electronic Withdrawals		**$10,818.07**

DAILY ENDING BALANCE

DATE	AMOUNT
09/03	$47,932.30
09/10	47,892.30
09/13	50,592.30
09/14	50,506.85
09/24	51,031.26
09/27	50,589.23

SERVICE CHARGE SUMMARY

Chase Platinum Business Checking Accounts Included: 00000000000727218528

Monthly Service Fee	$0.00
Other Service Charges	$0.00
Total Service Charges	**$0.00**

As an added benefit of your Chase Private Client Checking account, the monthly service fee was waived on your Chase Platinum Business Checking account because you maintained an average ledger balance of $50,000.00 or more in deposits and investments.





SERVICE CHARGE DETAIL

DESCRIPTION	VOLUME	ALLOWED	CHARGED	PRICE/UNIT	TOTAL
Monthly Service Fee					
Monthly Service Fee Waived	0			$95.00	$0.00
Other Service Charges:					
Credits					
Non-Electronic Transactions	15	500	0	$0.40	$0.00
Subtotal Other Service Charges					**$0.00**
ACCOUNT 000000717830126					
Other Service Charges:					
Credits					
Non-Electronic Transactions	5				
ACCOUNT 000000727218528					
Non-Electronic Transactions	10				

CHASE BUSINESS PREMIER SAVINGS

HOSPITALITY MULTIPLE LLC   Account Number: 000003872200812

SAVINGS SUMMARY

	INSTANCES	AMOUNT
Beginning Balance		**$86,916.55**
Deposits and Additions	1	1.77
Electronic Withdrawals	5	-37,200.00
Ending Balance	**6**	**$49,718.32**
Annual Percentage Yield Earned This Period		0.03%
Interest Paid This Period		$1.77
Interest Paid Year-to-Date		$11.01

Your monthly service fee was waived because you maintained an average savings balance of $25,000 or more during the statement period.

TRANSACTION DETAIL

DATE	DESCRIPTION	AMOUNT	BALANCE
	Beginning Balance		**$86,916.55**
09/13	09/12 Online Transfer To Chk ...0126 Transaction#: 12576962084	-3,000.00	83,916.55
09/13	09/12 Online Transfer To Chk ...8528 Transaction#: 12576963237	-10,000.00	73,916.55
09/17	09/17 Online Transfer To Chk ...8528 Transaction#: 12615720989	-8,000.00	65,916.55
09/24	09/24 Online Transfer To Chk ...0126 Transaction#: 12658121670	-8,000.00	57,916.55
09/29	09/29 Online Transfer To Chk ...8528 Transaction#: 12687221072	-8,200.00	49,716.55
09/30	Interest Payment	1.77	49,718.32
	Ending Balance		**$49,718.32**

30 deposited items are provided with your account each month. There is a $0.40 fee for each additional deposited item.


IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR ELECTRONIC FUNDS TRANSFERS: Call us at 1-866-564-2262 or write us at the address on the front of this statement (non-personal accounts contact Customer Service) immediately if you think your statement or receipt is incorrect or if you need more information about a transfer listed on the statement or receipt.

For personal accounts only: We must hear from you no later than 60 days after we sent you the FIRST statement on which the problem or error appeared. Be prepared to give us the following information:

- Your name and account number
- The dollar amount of the suspected error
- A description of the error or transfer you are unsure of, why you believe it is an error, or why you need more information.

We will investigate your complaint and will correct any error promptly. If we take more than 10 business days (or 20 business days for new accounts) to do this, we will credit your account for the amount you think is in error so that you will have use of the money during the time it takes us to complete our investigation.

IN CASE OF ERRORS OR QUESTIONS ABOUT NON-ELECTRONIC TRANSACTIONS: Contact the bank immediately if your statement is incorrect or if you need more information about any non-electronic transactions (checks or deposits) on this statement. If any such error appears, you must notify the bank in writing no later than 30 days after the statement was made available to you. For more complete details, see the Account Rules and Regulations or other applicable account agreement that governs your account. Deposit products and services are offered by JPMorgan Chase Bank, N.A. Member FDIC

 **JPMorgan Chase Bank, N.A. Member FDIC**